EXHIBIT 99.1

Magic Software Reports Results for the Second Quarter 2009

Company Reports Increased Profit and Cash Despite Economic Slowdown

OR YEHUDA, Israel, Aug. 4, 2009 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (www.magicsoftware.com) (Nasdaq:MGIC), a provider of application platforms and business and process integration solutions, today announced its financial results for the second quarter ended June 30, 2009. All references to $ are to U.S. Dollars.

Financial Highlights

 * Operating income in the second quarter increased to $1.0 million compared to $0.7 million in the first quarter of 2009.

 * Operating income for the first half of 2009 grew to $1.7 million, up from $1.5 million in the first half of 2008, representing a 16%
   increase.

 * Net income for the second quarter rose to $1.1 million, up from
   $0.7 million in the first quarter of 2009.

 * Net income for the first half of 2009 was $1.8 million, up from
   $1.7 million in the first half of 2008.

 * In comparison to last year, the company reported a reduction in revenues mainly due to a slowdown in the Japanese and U.S. markets.

 * Total cash, cash equivalents and short-term investments as of
   June 30, 2009 increased to $37 million compared to $33 million at
   December 31, 2008.

 * Cash flow from operations for the first half of 2009 amounted to
   $4.7 million.

Comments of Management

Guy Bernstein, Chairman of Magic Software, commented on the results: "While the outcome of the recession has affected our revenues, particularly in our Japanese and U.S. markets, we succeeded in compensating with improved operational efficiency and shortened sales cycle. These measures have allowed us to present an increase in our profitability and cash balances. We are now starting to see signs of improvement in our U.S. business, and we believe that these will translate into additional sales in the near future."

Summary of the Quarter

 * The company won a significant number of new customers, many of which are in the U.S.

 * The uniPaaS application platform continues to be adopted by worldwide customers, including the Norfolk and Norwich University
   NHS Trust in the UK.

 * Despite the severe recession in Japan, the company is now implementing more than 50 uniPaaS RIA projects with Japanese customers and has won four new Japanese partners.

 * The company is growing its presence in Eastern Europe with the win of new partners and customers such as DSB of the Czech Republic and AlphaSoft of Romania.

 * Existing application platform partners worldwide are increasingly migrating to uniPaaS to prepare for the new opportunities
   presented by RIA and SaaS.

 * The iBOLT business and process integration suite has new
   connectors and adaptors for HL7 (healthcare), Lotus Notes, and the
   Data Replicator for Salesforce.com. The expanded iBOLT range facilitated project wins in a number of countries including
   Austria, the U.S., and the Netherlands.

 * The company's uniPaaS and iBOLT solutions attracted significant media attention in the quarter from specialist IT media
   publications including AjaxWorld, SDTimes, MicroScope, CRN,
   SaaSDirectory, CloudAve,  IT Knowledge Exchange, SoftwareCEO,
   ZDNet, ComputerWorldUK, BTQ,  CBR, businesscloud9, computing.co.uk,
   SOAWorld. For a full listing of our media coverage read here.

 * Magic Software is listed by Gartner as a provider of
   SaaS/Cloud-Enabled Application Platforms and of Composite
   Applications. ['Hype Cycle for Application Development 2009', 22nd
   July 2009, ID G00168168].

 * Magic Software is listed by Gartner as one of 13 strategic partners and long-term providers of application infrastructure, ['A Summary of Magic Quadrants for Application Infrastructure', 3rd March 2009,
   ID G00165017].

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

 - Amortization of purchased intangible assets;

 - In-process research and development capitalization and
   amortization and;

 - Equity-based compensation expense.

Magic Software's management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the Company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of multiple-mode application platform solutions - including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

 MAGIC SOFTWARE ENTERPRISES LTD
 CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except per share data)

                               Three months ended    Six months ended
                            June 30,       March 31,      June 30,
                       -----------------   --------  -----------------
                         2009      2008      2009      2009     2008
                       -------   -------    ------   -------   -------
                                Unaudited                 Unaudited
                       ---------------------------    ----------------
 Revenues               13,595    16,030    13,770    27,365    31,100
 Cost of Revenues        6,443     6,784     6,737    13,180    13,568
                       -------   -------    ------   -------   -------
 Gross profit            7,152     9,246     7,033    14,185    17,532
                       -------   -------    ------   -------   -------
 Research and
  development, net         260       460       339       599     1,021
 Selling, general
  and
  administrative
  expenses               5,937     7,188     5,954    11,891    15,049
 Total operating
  expenses, net          6,197     7,648     6,293    12,490    16,070
                       -------   -------    ------   -------   -------
 Operating income          955     1,598       740     1,695     1,462
                       -------   -------    ------   -------   -------
 Financial income
  (expenses), net          (78)      178        64       (14)      359
 Other income
  (expenses), net          286       (61)       --       286       (18)
                       -------   -------    ------   -------   -------
 Income before taxes
  on income              1,163     1,715       804     1,967     1,803
 Taxes on income            76        51        90       166        75
                       -------   -------    ------   -------   -------
 Income after taxes
  on
  income                 1,087     1,664       714     1,801     1,728
 Minority interest          --         2        --        --        (2)
 Equity in losses of
  affiliates                --        --        --        --        (8)
                       -------   -------    ------   -------   -------
 Net income              1,087     1,666       714     1,801     1,718
 Basic net earnings
  per share               0.03      0.05      0.02      0.06      0.05
                       =======   =======    ======   =======   =======
 Diluted net earnings
  per share               0.03      0.05      0.02      0.06      0.05
                       =======   =======    ======   =======   =======
 Weighted average
  number of shares
  used in  computing
  net earnings per
  share
         Basic          31,894    31,732    31,894    31,894    31,677
                       -------   -------    ------   -------   -------
         Diluted        32,009    32,047    31,938    31,973    31,978
                       -------   -------    ------   -------   -------
 MAGIC SOFTWARE ENTERPRISES LTD.
 RECONCILIATION BETWEEN GAAP AND NON-GAAP
 STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES
 U.S dollars in thousands (except per share data)

                                  Three months           Six months
                                     ended                 ended
                                    June 30,              June 30,
                                -----------------    -----------------
                                  2009      2008       2009      2008
                                -------   -------    -------   -------
                                    Unaudited            Unaudited
                                -----------------    -----------------

 GAAP operating income              955     1,598      1,695     1,462
 Amortization of intangibles        881       512      1,750     1,050
 Capitalization of software
  development                      (830)     (754)    (1,585)   (1,610)
 Stock-based compensation            69        89        125       580
                                -------   -------    -------   -------
 Total adjustments to GAAP          120      (153)       290        20
                                -------   -------    -------   -------
 Non-GAAP operating income        1,075     1,445      1,985     1,482
                                -------   -------    -------   -------
 GAAP net income                  1,087     1,666      1,801     1,718
 Total adjustments to GAAP
  as above                          120      (153)       290        20
                                -------   -------    -------   -------
 Non-GAAP net income              1,207     1,513      2,091     1,738
                                =======   =======    =======   =======
 Non-GAAP basic net earnings
  per share                        0.04      0.05       0.07      0.05
                                =======   =======    =======   =======
 Weighted average number of
  shares used in computing
  basic net earnings per share   31,894    31,732     31,894    31,677
                                -------   -------    -------   -------
 Non-GAAP diluted net earnings
  per share                        0.04      0.05       0.07      0.05
                                =======   =======    =======   =======
 Weighted average number of
  shares used in computing
  diluted net earnings per
  share                          32,123    32,047     32,035    31,978
                                -------   -------    -------   -------
 MAGIC SOFTWARE ENTERPRISES LTD.
 CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands
                                                     June 30, Dec. 31,
                                                     -------  -------
                                                       2009     2008
                                                     -------  -------
                                                   (Unaudited)
                                                     -------
 ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                          20,792   27,309
   Short-term bank deposits                           13,457    1,810
   Available for sale marketable securities            2,594    3,469
   Trade receivable, net                              12,882   13,140
   Other accounts receivable and  prepaid expenses     2,807    1,933
   Current assets of discontinued operation               31       31
                                                     -------  -------
 Total current Assets                                 52,563   47,692
                                                     -------  -------
 LONG-TERM INVESTMENTS:
   Severance pay fund                                    367      316
   Long-term lease deposits                              268      235
                                                     -------  -------
 Total long-term investments                             635      551
                                                     -------  -------
 Property and equipment, net                           4,999    5,436
 Goodwill                                             16,505   16,829
 Other intangible assets, net                         10,490   10,656
                                                     -------  -------
 TOTAL ASSETS                                         85,192   81,164
                                                     =======  =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term credit and current maturities of long
    term loans                                            89      147
   Trade payables                                      3,175    2,988
   Deferred revenues                                   6,014    1,643
   Accrued expenses and other accounts payable         6,823    8,691
   Current liabilities of  discontinued operation        377      372
                                                     -------  -------
 Total current liabilities                            16,478   13,841
                                                     -------  -------
 Long-term loans                                          31       33
 Accrued severance pay                                   568      535
                                                     -------  -------
 Total non-current Liabilities                           599      568
                                                     -------  -------
 SHAREHOLDERS' EQUITY                                 68,115   66,755
                                                     -------  -------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           85,192   81,164
                                                     =======  =======

CONTACT:  Magic Software Enterprises Ltd.
          Hadas Gazit-Kaiser, CFO
          +972 (0)3 538 9284
          ir@magicsoftware.com